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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 811-05686

CUSIP NUMBER

001421 85 8

001421 84 1

001421 83 3

001421 63 5

001421 81 7

001421 56 9

001421 82 5

00142C 36 7

00142C 35 9

00142C 34 2

00142C 33 4

00142C 32 6

001421 61 9

00142C 21 9

00142C 70 6

00142C 80 5

00142C 88 8

00142C 48 2

001421 59 3

00142C 19 3

00142C 63 1

00142C 77 1

001421 10 6

00142C 81 3

001421 30 4

00142C 78 9

001421 20 5

00142C 68 0

00142C 47 4

00142C 16 9

00142C 59 9

00142C 56 5

00142C 55 7

00142C 54 0

00142C 45 8

00142C 46 6

001421 58 5

00142C 14 4

00142C 57 3

00142C 64 9

00142C 30 0

00142C 20 1

001421 55 1

00142C 17 7

00142C 43 3

00142C 67 2

00142C 42 5

00142C 41 7

001421 57 7

00142C 13 6

00142C 84 7

00142C 83 9

00142C 82 1

00142C 69 8

00142C 37 5

00142C 12 8

00142C 61 5

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☒ Form N-CSR

For Period Ended: February 29, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AIM Investment Securities Funds

(Invesco Investment Securities Funds)

Full Name of Registrant

AIM Investment Securities Funds

Former Name if Applicable

11 Greenway Plaza, Suite 1000

Address of Principal Executive Office (Street and Number)

Houston, TX 77046

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due dated; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form N-CSR for the period ended February 29, 2016 without unreasonable effort or expense because additional time is needed to address an issue that has arisen concerning the independence of the Registrant’s auditor, PricewaterhouseCoopers LLP (“PwC”), and, therefore, the accuracy of the statement in PwC’s report included in Item 1 of Form N-CSR regarding PwC being an independent registered public accounting firm.

On May 4, 2016, PwC advised the Registrant’s Audit Committee that it is in discussions with the Staff of the Securities and Exchange Commission (“SEC”) regarding a difference in the interpretation and application of Rule 2-01(c)(1)(ii)(A) of Regulation S-X (the “Loan Rule”), the rule related to debtor-creditor relationships involving an auditor under Regulation S-X’s Qualifications of Accountants provisions. The issue relates solely to the identification of PwC as an independent registered public accounting firm in its report attached to the Registrant’s shareholder report and not the information in the shareholder report itself.

PwC has advised the Audit Committee that it believes it is independent and it continues to have discussions with the SEC’s Staff to resolve this interpretive matter. PwC further advised the Audit Committee that this matter did not compromise or impair its objectivity with respect to conducting its audits and issuing its reports on the financial statements of the Registrant. While PwC represented to the Audit Committee that it feels confident that PwC’s interpretation of the Loan Rule is correct, neither PwC nor the Audit Committee can be certain of the final outcome.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sheri Morris	(713)	214-4354
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AIM Investment Securities Funds (Invesco Investment Securities Funds)

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2016	By:	/s/ Sheri Morris
Sheri Morris President, Principal Executive Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).